Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED

AT THE FIRST EXTRAORDINARY GENERAL MEETING 2012

AND

ELECTION OF MEMBERS OF THE FOURTH SESSION OF THE BOARD AND

THE SUPERVISORY COMMITTEE OF THE COMPANY

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the first extraordinary general meeting 2012 (the “EGM”) held on Tuesday, 10 July 2012. All resolutions were duly passed.

The Board further announces the composition of the fourth session of the Board and the Supervisory Committee of the Company.

I.	VOTING RESULTS AT THE EGM

The EGM was held on Tuesday, 10 July 2012 at 9:30 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

A total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, were entitled to attend and vote on the resolutions considered at the EGM. In accordance with the relevant laws and regulations of the People’s Republic of China (the “PRC”), China Life Insurance (Group) Company (the controlling shareholder of the Company, holding 19,323,530,000 shares of the Company) abstained from voting on Resolution No. 13. Other than that, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM. The shareholders and authorized proxies holding an aggregate of 21,689,386,866 shares, representing 76.74% of the total voting shares of the Company, were present at the EGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The EGM was chaired by Mr. Wan Feng, Executive Director of the Company, under a written authorization given by Mr. Yang Mingsheng, Chairman of the Board.

Commission File Number 001-31914

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		For		Against		Abstain		Attending and Voting
		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
As ordinary resolutions

1	To consider and approve the election of Mr. Yang Mingsheng as an Executive Director of the fourth session of the Board of Directors of the Company	21,603,222,051	99.602733	67,964,425	0.313353	18,200,390	0.083914	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

2	To consider and approve the election of Mr. Wan Feng as an Executive Director of the fourth session of the Board of Directors of the Company	21,613,191,841	99.648699	61,062,810	0.281533	15,132,215	0.069768	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

3	To consider and approve the election of Mr. Lin Dairen as an Executive Director of the fourth session of the Board of Directors of the Company	21,600,644,889	99.590850	69,879,682	0.322184	18,862,295	0.086966	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

4	To consider and approve the election of Ms. Liu Yingqi as an Executive Director of the fourth session of the Board of Directors of the Company	21,603,258,171	99.602899	67,262,890	0.310119	18,865,805	0.086982	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

5	To consider and approve the election of Mr. Miao Jianmin as a Non-executive Director of the fourth session of the Board of Directors of the Company	21,585,835,498	99.522571	84,689,668	0.390466	18,861,700	0.086963	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

6	To consider and approve the election of Mr. Zhang Xiangxian as a Non-executive Director of the fourth session of the Board of Directors of the Company	21,593,635,741	99.558534	76,888,150	0.354497	18,862,975	0.086969	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

7	To consider and approve the election of Mr. Wang Sidong as a Non-executive Director of the fourth session of the Board of Directors of the Company	21,587,968,084	99.532403	82,547,137	0.380588	18,871,645	0.087009	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

8	To consider and approve the election of Mr. Sun Changji as an Independent Director of the fourth session of the Board of Directors of the Company	21,667,265,181	99.898007	3,253,700	0.015001	18,867,985	0.086992	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

9	To consider and approve the election of Mr. Bruce Douglas Moore as an Independent Director of the fourth session of the Board of Directors of the Company	21,660,354,939	99.866147	1,151,635	0.005310	27,880,292	0.128543	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

10	To consider and approve the election of Mr. Anthony Francis Neoh as an Independent Director of the fourth session of the Board of Directors of the Company	21,660,599,804	99.867276	900,605	0.004152	27,886,457	0.128572	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

11	To consider and approve the election of Ms. Xia Zhihua as a Shareholder Representative Supervisor of the fourth session of the Supervisory Committee of the Company	21,649,002,901	99.813807	21,530,125	0.099266	18,853,840	0.086927	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

12	To consider and approve the election of Mr. Shi Xiangming as a Shareholder Representative Supervisor of the fourth session of the Supervisory Committee of the Company	21,651,972,526	99.827500	18,479,230	0.085199	18,935,110	0.087301	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

As supplementary ordinary resolutions

13	To consider and approve the election of Mr. Tang Jianbang as an Independent Director of the fourth session of the Board of Directors of the Company	2,323,854,886	98.224661	6,437,357	0.272094	35,564,623	1.503245	2,365,856,866
	The resolution was duly passed as an ordinary resolution. China Life Insurance (Group) Company, the shareholder who nominated Mr. Tang Jianbang, abstained from voting on this resolution.

14	To consider and approve the election of Mr. Luo Zhongmin as an External Supervisor of the fourth session of the Supervisory Committee of the Company	21,647,142,701	99.805231	6,679,902	0.030798	35,564,263	0.163971	21,689,386,866
	The resolution was duly passed as an ordinary resolution.

The full text of all resolutions other than Resolutions No. 13 and No. 14 is set out in the circular and notice of the EGM dated 25 May 2012, and the full text of Resolutions No. 13 and No. 14 is set out in the supplementary notice of the EGM dated 21 June 2012.

Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the EGM.

Commission File Number 001-31914

II.	ELECTION OF DIRECTORS OF THE FOURTH SESSION OF THE BOARD OF THE COMPANY

Following the approval by the shareholders of the Company at the EGM and with effect from 10 July 2012, Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi have been appointed as Executive Directors of the fourth session of the Board of the Company, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong have been appointed as Non-executive Directors of the fourth session of the Board of the Company, and Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh and Mr. Tang Jianbang have been appointed as Independent Directors of the fourth session of the Board of the Company. The appointment of Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Tang Jianbang as Directors is still subject to the approval of the China Insurance Regulatory Commission (the “CIRC”). When the approval of the CIRC for such appointment is obtained, a meeting of the fourth session of the Board of the Company will be held as soon as practicable to confirm and elect members of the relevant Board committees, including the Audit Committee and the Nomination and Remuneration Committee, in accordance with the applicable laws, the Articles of Association of the Company and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Please refer to the circular of the EGM dated 25 May 2012 and the supplementary notice of the EGM dated 21 June 2012 for biographical details of the above Directors.

III.	ELECTION OF SUPERVISORS OF THE FOURTH SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY

Following the approval by the shareholders of the Company at the EGM and with effect from 10 July 2012, Ms. Xia Zhihua and Mr. Shi Xiangming have been appointed as Shareholder Representative Supervisors of the fourth session of the Supervisory Committee of the Company, and Mr. Luo Zhongmin has been appointed as an External Supervisor of the fourth session of the Supervisory Committee of the Company. The appointment of Mr. Shi Xiangming and Mr. Luo Zhongmin as Supervisors is still subject to the approval of the CIRC.

Please refer to the circular of the EGM dated 25 May 2012 and the supplementary notice of the EGM dated 21 June 2012 for biographical details of the above Supervisors.

The Board further announces that at the second meeting of the first session of the employee representative meeting of the Company, Ms. Yang Cuilian and Mr. Li Xuejun have been elected as Employee Representative Supervisors of the fourth session of the Supervisory Committee of the Company. Biographical details of Ms. Yang Cuilian and Mr. Li Xuejun are set out below:

Ms. Yang Cuilian, born in January 1965

Ms. Yang has been serving as the General Manager of the Group Business Department of the Company since January 2011. Ms. Yang joined the Company in July 1984. She successively served as Deputy General Manager of Jiangxi Branch, General Manager of Pingxiang Branch, Manager of the Group Sales Department of Jiangxi Branch, and Manager of the Business Management Department of Jiangxi Branch. Ms. Yang, a Senior Economist, graduated from Party School of the Central Committee of C.P.C majoring in Economic Management with a Bachelor’s degree.

Mr. Li Xuejun, born in November 1970

Mr. Li has been serving as the General Manager of the Training Department of the Company since January 2011. Mr. Li joined the Company in November 1997. He successively served as Deputy General Manager of the Training Department of the Company (in charge), Assistant General Manager of Shanghai Branch, General Manager of Shanghai Songjiang Sub-branch, and General Manager of the Human Resource Department of Shanghai Branch. Mr. Li worked for Shanghai Finance College (now known as Shanghai Finance University) from July 1994 to October 1997. Mr. Li, a Senior Economist, graduated from the Department of Insurance at Central Institute of Finance and Banking (now known as Central University of Finance and Economics) majoring in International Insurance with a Bachelor’s degree in Economics.

The appointment of Ms. Yang Cuilian and Mr. Li Xuejun as Supervisors is still subject to the approval of the CIRC. Each of Ms. Yang Cuilian and Mr. Li Xuejun will enter into a service contract with the Company. The term of office of Ms. Yang Cuilian and Mr. Li Xuejun shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fourth session of Supervisory Committee. They are eligible for re-election upon expiry of their term. As Employee Representative Supervisors of the Company, Ms. Yang Cuilian and Mr. Li Xuejun will not receive any supervisor’s fee from the Company but will receive corresponding remuneration in accordance with their positions in the Company, including salary, bonus and allowance. The remuneration of Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company.

Commission File Number 001-31914

Ms. Yang Cuilian and Mr. Li Xuejun have not held any directorships in other listed public companies in the last three years, and do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed above, Ms. Yang Cuilian and Mr. Li Xuejun do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Further, there is nothing in respect of the appointment of Ms. Yang Cuilian and Mr. Li Xuejun which needs to be disclosed pursuant to Rule 13.51(2) of the Listing Rules, nor is there anything which needs to be brought to the attention of the shareholders of the Company.

IV.	RETIREMENT OF DIRECTOR AND SUPERVISORS OF THE COMPANY

As the term of office of Mr. Ma Yongwei ended on the expiry of the term of the third session of the Board, he retired as Director of the Company at the conclusion of the EGM. Mr. Ma Yongwei has confirmed that he has no disagreement with the Board and that there is no matter relating to his retirement that has to be brought to the attention of the shareholders of the Company. The Board expresses its sincere gratitude to Mr. Ma Yongwei for his contribution to the Company during his tenure.

As the term of office of Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui ended on the expiry of the term of the third session of the Supervisory Committee, they retired as Supervisors of the Company at the conclusion of the EGM. Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui have confirmed that they have no disagreement with the Board and that there is no matter relating to their retirement that has to be brought to the attention of the shareholders of the Company. The Board expresses its sincere gratitude to Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui for their contribution to the Company during their tenure.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 10 July 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian*, Wang Sidong*

Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang*

* Note:	the appointment of Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Tang Jianbang is still subject to the approval of the CIRC.